UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )

                              NOVOSTE CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   670100 10 0
              ----------------------------------------------------
                                 (CUSIP Number)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670100 10 0                                          Page 2 of 6 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      THOMAS D. WELDON
      ###-##-####
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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      United States
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                  5     Sole Voting Power

                        692,831 shares, including (i) 391,875 shares which are
                        issuable upon the exercise of immediately exercisable
  Number of             stock options and (ii) 5,000 shares held by reporting
   Shares               person as custodian for his nephew.
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             122,571 shares held by a not-for-profit corporation in
   Person               which reporting person has shared voting power.
    With                Reporting person disclaims beneficial ownership of all
                        shares held by such corporation.
                        --------------------------------------------------------
                  7     Sole Dispositive Power

                        692,831 shares, including (i) 391,875 shares which are
                        issuable upon the exercise of immediately exercisable
                        stock options and (ii) 5,000 shares held by reporting
                        person as custodian for his nephew.
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        122,571 shares held by a not-for-profit corporation in which reporting person has shared voting power. Reporting person disclaims beneficial ownership of all shares held by such corporation.
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      692,831 shares, including (i) 391,875 shares which are issuable upon the exercise of immediately exercisable stock options and (ii) 5,000 shares held by reporting person as custodian for his nephew.
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      6.6%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages

Item 1(a). Name of Issuer.

           Novoste Corporation

Item 1(b). Address of Issuer's Principal Executive Offices.

           4350-C International Boulevard
           Norcross, Georgia 30093

Item 2(a). Name of Person Filing.

           The reporting person is Thomas D. Weldon.

Item 2(b). Address of Principal Business Office, or if none,
           Residence.

           The address of the residence of Thomas D. Weldon is:

           4257 Tall Hickory Trail
           Gainesville, Georgia 30506

Item 2(c). Citizenship.

           Thomas D. Weldon is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

           Common Stock, par value $.01 per share

Item 2(e). CUSIP Number.

           670100 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

           (a) Amount beneficially owned by reporting person as of December 31, 1997 (see notes):

                                         692,831 shares

           (b)   Percent of Class: 6.6%

                                                               Page 4 of 6 Pages

           (c)   Number of shares as to which such person has (see notes):

                  (i)   Sole power to direct the vote:

                                          692,831 shares

                  (ii)  Shared power to vote or to direct the vote:

                                          122,571 shares

                  (iii) Sole power to dispose or direct the disposition of:

                                          692,831 shares

                  (iv)  Shared power to dispose or direct the disposition of:

                                          122,571 shares

Notes:
      (1) Includes immediately exercisable stock options to purchase 391,875 shares of Common Stock pursuant to Issuer's Stock Option Plan, as amended.

      (2) Includes 5,000 shares held by reporting person as custodian for his nephew.

      (3) Excludes 122,571 shares held by a not-for-profit corporation in which reporting person has shared voting and dispositive power; reporting person disclaims beneficial ownership of all shares held by such corporation.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company.

            Not applicable.

                                                   Page 5 of 6 Pages

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 6, 1998
                                                  --------------------
                                                  (Date)



                                                  /s/ Thomas D. Weldon
                                                  --------------------
                                                  (Signature)



                                                  Thomas D. Weldon
                                                  --------------------
                                                  (Name/Title)